

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 25, 2016

Kevin Amolsch
PFG Fund III, LLC
10200 W 44th Ave Suite 220
Wheat Ridge, CO 80033

      Re: PFG Fund III, LLC
             Draft Offering Statement on Form 1-A
             Submitted January 27, 2016
             CIK No. 0001594139

Dear Mr. Amolsch:

      We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

1.   We note that each note at maturity may be automatically extended for the same term and interest rate as the maturing note, and investors will have the option to redeem the notes instead of having them rollover. Please explain to us how the rollover of the notes at maturity will comply with Section 5 of the Securities Act. We may have further comments.

2. In line with the above comment, you frequently refer to the "maturity" of the notes; however, it also appears that the notes will not technically mature without a redemption request as you contemplate an initial 24-month term with automatic renewals for additional 24-month terms on an ongoing basis. We also note that your subscription agreement, filed as exhibit 4, provides that the notes will have a two year term. The form of promissory note, filed as exhibit 6, contemplates a definitive term, currently left blank. Neither exhibit contemplates automatic extensions or the concept that the notes will never become due and payable unless the company calls such notes or a holder redeems notes, and even then, the company's obligation to pay appears to be tied to the company having sufficient cash on hand. Please ensure the terms of the notes, as described in the offering circular, are consistent with the terms outlined in governing documents. Please also advise whether the structure of the notes could ever trigger a default for non-payment.

3. You indicate that an investor may submit a redemption request; however the Company's repayment obligation is "subject to the availability of cash on hand." You also state that if the Company does not have available funds to honor an investor's redemption request, it will honor such request and return the investor's funds "as soon as cash becomes available to the Company." You explain that the Company's cash position and availability of cash to return to investors is based on money held in "a liquid account" and that the company's business is to make loans, which are not liquid assets. Please expand to clarify if the Company will hold any payments on existing loans in a liquid account until sufficient to fund outstanding redemption requests. Identify the nature of the "liquid account" you reference. Please elaborate on the process by which the company will maintain a rolling list of redemption requests and the extent to which any such requests may hinder the company's ability to continue its business of funding loans.

4. On page 32 you state that the Manager will receive a management fee, to be charged to the Company, "of 100% of the available cash distributions (profits)" and further state that this fee may be paid monthly. Please revise to highlight the risks associated with this fee and explain how such monthly payment may impact the company's ability to build a sufficient liquid account to satisfy redemption requests.

Policies with Respect to Certain Transactions, page 19

5. We note your disclosure that Pine Financial manages companies with similar investment objectives to yours. We further note your disclosure that Kevin Amolsch is the sole principal of Pine Financial. Please revise this section to more specifically describe how your Manager intends to allocate investment opportunities among these programs.

6. Your disclosure on pages 19 and 20 provide operational data for Pine Investments, LLC, PFG Fund II, LLC, and Pine Financial. For all entities you provide the total number and aggregate dollar amount of loans originated. For Pine Investments and PFG Fund, you also disclose the number of, and aggregate value of, defaults. For Pine Financial, you disclose the number of, and aggregate dollar amount of, loans that resulted in foreclosure

or deed in lieu of foreclosure. To the extent you include operational data of this nature, please also balance to show the number of, and aggregate dollar amount of, loans repaid/collected and that remain outstanding. Please also tell us what consideration you gave to providing disclosure regarding any loan extensions, restructurings, or modifications.

Directors, Executive Officers, Promoters and Control Persons, page 30

7.   Please note that the term "executive officer" includes any person who performs policy making functions for the issuer. See Instruction 2 to Item 10(a) of Form 1-A. Please revise to identify any such executive officers. Please also revise the signature page to include the signature of any such person, in their capacity as principal executive officer, principal financial officer, principal accounting officer, and also on behalf of the company. Refer to Instruction 1 to the Signatures on Form 1-A.

Exhibit 13

8.   We note the "testing the waters" materials filed with your offering statement. Please revise these materials to include the information required by Rule 255(b). Please also revise the reference to a "24 month investment term" so that the term of the notes is described in a manner consistent with the description in the offering circular, with reference to automatic renewal and, if true, an indication that any repayment obligation is tied to the company having sufficient cash on hand.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3215 if you have any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Jillian Sidoti
       Trowbridge Taylor Sidoti, LLP